THE SOURLIS LAW FIRM
Securities and Corporate Attorneys

Virginia K. Sourlis, Esq., MBA*	214 Broad Street
Philip Magri, Esq.+	Red Bank, New Jersey 07701
Joseph M. Patricola, Esq.*+ #	(732) 530-9007 Fax (732) 530-9008
www.SourlisLaw.com
* Licensed in NJ	Virginia@SourlisLaw.com
+ Licensed in NY
# Licensed in DC

VIA EDGAR CORRESPONDENCE

December 16, 2010

Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20005
Attn:	Mr. Tom Kluck, Legal Branch Chief
Ms. Folake Ayoola, Attorney-Advisor

RE:	ON-AIR IMPACT, INC.
Registration Statement on Form S-1
Amendment No. 2
Filed  October 28, 2010
File No.: 333-168413

Dear Mr. Kluck and Ms. Ayoola:

Below please find our responses to the Staff’s comment letter, dated November 17, 2010 (the “Comment Letter”), regarding the above-captioned matter. Per your request, our responses are keyed to the enumerated questions and comments in the Comment Letter.

Also, please be advised that the Company has filed Amendment No. 3 to the Registration Statement on Form S-1 with the Commission today via the EDGAR system. A hard copy of this response letter and Amendment No. 3, marked to show changes from the previous filing can be sent to you via overnight mail upon your request.

Please do not hesitate to contact me at (732) 530-9007 if you have any questions regarding this matter.

Very truly yours,

/s/ Philip Magri
Philip Magri, Esq.

Summary, page 2

Our Business Model, page 2

1.           Please provide the basis for your statement that, “Ultimately, when complete, we believe that the software will deliver the highest level of accuracy in the sports and entertainment sector.”

Response:

We have revised this disclosure.

2.           Please explain the terms “proprietary grading system” and “monetary range.”

Response:

We have revised this disclosure.

3.           We note your statement, “Our intended clients can be broken-down into four categories: Team Sports and Events, Media Rights Holders, Sponsorship and Event Agencies and Consumer Brands.” Please explain your disclosure to describe the four categories of clients in the “Business Section” and in the “Management’s discussion and Analysis of Financial Condition and Results of Operations.”

Response:

We have revised this disclosure.

Available Information, page 4

4.           Please disclose whether you will voluntarily send an annual report to security holders and whether the report will include the audited financial statements.  See Item 101(h)(5)(i) of Regulation S-K

Response:

We have revised this disclosure.

“We are selling this offering without an underwriter and may be unable to sell any shares…” page 12.

5            We note your statement “Unless we are successful in selling the shares and receiving the proceeds from this offering, we may be to seek alternative financing to implement our business plans and you would receive a return of you entire investment,” in the risk factor subheading.  Please advise to adequately address the risk presented.  The last part of the subheading referring to “a return of your entire investment” is unclear and probably not appropriate.”  Please revise.

Response:

We have revised this disclosure.

Description of Business, page 14

Goals, page 14

6.           Please clarify the length of time you anticipate that the consumer research project will take.  Please also revise your MD&A accordingly.

Response:

We have revised this disclosure.

7.           Please clarify whether the “custom software” and “end user web interface” will be developed within the next 12 months.  If not, please revise your disclosure to give an indication of the anticipated timeline for each.  Please revise your MD&A section accordingly.

Response:

We have revised this disclosure.

8.           On page 15, we note your statement, “Our mission is to provide our clients with an understanding of sponsorship impact and effectiveness, along with in-depth insights which turn will help clients maximize their marketing investments.”  Please expand the disclosure to clarify what “sponsorship impact and effectiveness” and “in-depth insights” mean.

Response:

We have revised this disclosure.

9.           We note your statement, “We are an information provider to the sponsorship industry, focusing on one single objective….” Please clarify what you mean by the “sponsor ship industry.”

Response:

We have revised this disclosure.

10.         Please provide a basis for your statement “…the value of other marketing levers, like branded content and sponsorships, has  long been a contentious issue argued by sponsors, rights holders, broadcasters, advertisers and media buyers.”

Response:

We have deleted this disclosure.

11.         We note your statement “Our goal is to provide a new level of evidence based accountability for branded content and sponsorship…” Please confirm that none of your competitors current offer this service.  Alternatively, please revise disclose to remove the references to the “newness” of the product/service.

Response:

We have deleted this disclosure.

12.         We note your statement, “ In addition to this, our goal will be to support brand exposure quantification with both customized and bespoke effectiveness research and a commitment to providing our clients with industry-leading insights and recommendations to maximize their marketing investment.” Please clarify what you mean by “bespoke effectiveness research.”  Further, please provide the basis for your statement “industry-leading insights.”

Response:

We have deleted this disclosure.

13.         We note your statement “Our main objectiveness is to reinvent the analytics of on-air media measurement; and provide superior client centric consultation and actionable data.” Please expand your disclosure.  Further clarify what you mean by “client centric consultation and actionable data.”

Response:

We have deleted this disclosure.

Operating Strategies, page 16

Formation of Core Offering, page 16

14.         Please clarify whether the commission of the consumer research project and the development of the “Image Recognition Software” will be on an exclusive basis or whether it will also be available to your competitors.  For example, please clarify if the software program will be available to your competitors before it is transferred to the registrant’s sever.

Response:

We have revised this disclosure.

Customized Reports, page 16

15.         Please expand your disclosure to clarify what “customizable reports” mean.

Response:

We have revised this disclosure.

Password Protected Website, page 16

16.         Please provide the basis for your statement, “This will serve as another point of difference from the competition, whose interface is unnecessarily complex.”

Response:

We have deleted this disclosure.

Merging the market study with the software program, page 17

17.         Please provide the basis for you statement, “Unlike or competitors…the On-Air Impact value will be expressed in the form of a monetary range…”

Response:

We have revised this disclosure.

18.         We note your statement, “Our competitors will not direct have to our software.” Please confirm if the software will be available to be purchased from the outside programmer.”

Response:

We have revised this disclosure.

Cumulative Services, page 17

19.         Please provide the basis for your statement, “Another critical point of differentiation from competitors… is the consulting services…”

Response:

We have revised this disclosure.

20.         Please expand on the “experience” that mirrors the “target customer base.”

Response:

We have deleted this disclosure.

21.         Please expand your disclosure with regards to the “consulting model” that will be created.  Refer to Item 101 of Regulation S-K.

Response:

We have revised this disclosure.

22.         We note your statement “that is used by all members of the On-Air Impact team” and your statement, “Implementation of this model by team members will allow the Principals to be involved in most projects, yet will free them up during the start up phase of the business to concentrate on sales.”  We further note on page 18 that you state that you currently have two employees.”  Please reconcile these statements and revise your disclosure accordingly.

Response:

We have revised this disclosure.

Competitive Analysis, page 17

Overview, page 17

23.         We note your statement, “In order to compete with our competitors, we will leverage our Chief Executive Officer’s industry contacts.”  Please clarify how you will leverage the “industry contacts” and how that will be material to your business plan and operations in the next 12 months.

Response:

We have revised this disclosure.

Research and Development Activities, page 18.

24.         Please clarify in this section what “Service Development” means.

Response:

We have revised this disclosure.

Use of Proceeds, page 20

25.         Please describe in greater detail the “production of media kits.”

Response:

We have revised this disclosure.

26.         We note that on pages 31-32 you indicated that the consumer research project and the custom software and the end user web interface will cost you a total of approximately $55,000.  Please clarify in the “Use of Proceeds” section how you intend to fund these projects.

Response:

We have revised this disclosure.

27.         In each use of proceeds table, please include the gross offering proceeds prior to the offering expense and then separately list the offering expenses as a line item in the table.  The amount currently listed as offering proceeds to be received after offering expenses does not appear to be correct.  Please advise.

Response:

We have revised this disclosure.

Determination of Offering Price, page 21

28.         We note your response to comment 17 in our letter dated October 8 2010 and we reissue the comment.  We further note your statement, “We intend to solicit a broker-dealer to apply to have our Common Stock listed on the OTC Bulletin Board…”  The OTCBB is not an issuer listing service but is instead a quotation medium.  You may not apply to list your shares on the OTCBB. Market makers may make an application for quotation of your shares.  Please revise your disclosure accordingly.  All references to the OTCBB listing should be removed.

Response:

We have revised this disclosure.

29.         We note your disclosure in this section that if your common stock is quoted on the OTC Bulletin Board then the offering price of your stock would be determined by the prevailing market prices at the time of sale. Please clearly discuss that you are referring to secondary sales and not the offering price in this offering which will be at a fixed price of the duration of the offering.

Response:

We have revised this disclosure.

Plan of Distribution, page 22

Procedures and Requirements for Subscription, page 23

30.         Please file a copy of the subscription agreement as an exhibit.  See Item 601(b) of Regulation S-X.

Response:

We have included a copy of the subscription agreement as Exhibit 10.1 to the registration statement.

Directors, Executive Officers, Promoters and Control Persons, page 24

Management and Director Biographies, page 24

31.         Please disclose whether there are any other promoters of the company.  See Item 404(c) of Regulation S-K.

Response:

We have revised this disclosure.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 30

Proposed Milestones to Implement Business Operations, page 31

32.         We note your statement, “We estimate sales to begin approximately twelve (12) months following the closing of the offering.”  Please provide the basis for the estimation.

Response:

We have revised this disclosure.

33.         We note your disclosure that the research project, the custom software and the “end user web interface” will cost you $5,000, $25,000 and $25,000, respectively.  Please provide the basis for these estimations.

Response:

We have revised this disclosure.